NEWS RELEASE

FOR IMMEDIATE RELEASE

CE Franklin Ltd. announces 2011 Second Quarter Results

Calgary, Alberta, July 28, 2011 – CE FRANKLIN LTD. (TSX.CFT, NASDAQ.CFK) reported net earnings of $1.7 million or $0.10 per share for the second quarter ended June 30, 2011, a significant increase from the $0.01 loss per share generated in the second quarter ended June 30, 2010.

Financial Highlights

(millions of Cdn. $ except per share data)
	Three Months Ended		Six Months Ended
	June 30		June 30
	2011	2010	2011	2010
		Unaudited		Unaudited

Revenues	113.9	99.9	251.6	221.8
Gross Profit	19.3	15.6	41.6	35.2
Gross Profit - % of sales	16.9%	15.6%	16.5%	15.9%
EBITDA(1)	3.1	0.7	8.4	4.8
EBITDA (1)% of sales	2.7%	0.7%	3.3%	2.2%
Net earnings	1.7	(0.1)	5.1	2.1
Per share
Basic	0.10	(0.01)	0.29	0.12
Diluted	0.09	(0.01)	0.28	0.12
Net working capital(2)	136.5	111.8
Long term debt / Bank operating loan(2)	$12.2	$0.3

“The traditional seasonal activity slowdown caused by spring break up had rig count and well completions drop sequentially from the first quarter by 64% and 28% respectively. Break up was extended this year by an extremely wet spring in the south and forest fires in the North. Despite the weather, second quarter activity levels were up year over year and strengthened as the quarter progressed, momentum that should continue for the remainder of 2011.” said Michael West, President and CEO.

The June 30, 2011 interim consolidated financial statements are prepared under International Financial Reporting Standards (“IFRS”). Consequently the comparative figures for 2010 and the Company’s statement of financial position as at January 1, 2010 have been restated from accounting principles generally accepted in Canada (“Canadian GAAP”) to comply with IFRS. The reconciliations from the previously published Canadian GAAP financial statements are summarized in Note 3 to the consolidated interim financial statements, and there were no material differences.

Net earnings for the second quarter of 2011, were $1.7 million, an increase of $1.8 million from the second quarter of 2010.  Revenues were $113.9 million, an increase of $14.0 million (14%) from the second quarter of 2010. Industry activity continued to improve and is focused on oil, oil sands and liquid rich natural gas plays. Well completions increased 26% compared to the second quarter of 2010. Capital project business revenue grew $2.3 million year over year despite the wet weather which negatively impacted both construction work as well as tubular product related work. Gross profits increased by $3.7 million (24%) due to the increase in revenues year over year. Average gross profit margins improved sequentially from first quarter 2011 levels and improved over the second quarter 2010 average gross profit margin, as increased purchasing levels contributed to higher volume rebate income. Selling, general and administrative expenses increased by $1.7 million (12%) to $16.4 million for the quarter as compensation and operating costs have increased in response to higher revenue levels. The weighted average number of shares outstanding during the second quarter was consistent with the prior year period as the rise in share price during the last year has limited the activity occurring under the normal course issuer bid program. Net income per share (basic) was $0.10 in the second quarter of 2011, compared to a loss of $0.01 per share in the second quarter of 2010.

Net income for the first half of 2011, at $5.1 million, was more than double 2010’s first half net income. Sales were $251.6 million, an increase of $29.8 million (13%) over the comparable 2010 period due to improvements in capital project and maintenance repair and operating sales. Well completions have increased 31% year over year as industry activity continues to build. Gross profit was up $6.4 million (18%) due to the increase in sales combined with an increase in vendor rebate income due to increased purchasing levels. Selling, general and administrative expenses increased by $3.1 million (10%) to $33.4 million for the first half of the year for the same reasons they were higher in the second quarter. Income taxes increased by $0.8 million in the first half of 2011 compared to the prior year period due to higher pre-tax earnings. The weighted average number of shares outstanding (basic) during the first half was consistent with the prior year period as the rise in share price during the last year has limited the activity occurring under the normal course issuer bid program.  Net income per share (basic) was $0.29 in the first half of 2011, compared to $0.12 earned in the first half of 2010.

Business Outlook

Oil and gas industry activity in 2011 is expected to increase from 2010 levels.  Natural gas prices remain depressed as North American production capacity and inventory levels continue to dominate demand.  Natural gas capital expenditure activity is focused on the emerging shale gas plays in north-eastern British Columbia and liquids rich gas plays in north-western Alberta where the Company has a strong market position.  Conventional and heavy oil economics are attractive at current price levels leading to moderate increases in capital expenditure activity in eastern Alberta and south-east Saskatchewan.  Oil sands project announcements continue to gain momentum at current oil price levels. Approximately 50% to 60% of the Company’s total revenues are driven by our customers’ capital expenditure requirements. CE Franklin’s revenues are expected to continue to increase modestly in 2011 due to increased oil and gas industry activity and the expansion of the Company’s product lines.

Gross profit margins are expected to remain under pressure as customers that produce natural gas focus on reducing their costs to maintain acceptable project economics and due to continued aggressive oilfield supply industry competition as industry activity levels remain below the last five year average. The Company will continue to manage its cost structure to protect profitability while maintaining service capacity and advancing strategic initiatives.

Over the medium to longer term, the Company’s strong financial and competitive positions will enable profitable growth of its distribution network through the expansion of its product lines, supplier relationships and capability to service additional oil and gas and other industrial end use markets.

 (1)

EBITDA represents net earnings before interest, taxes, depreciation and amortization. EBITDA is supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations. Management believes that EBITDA, as presented, represents a useful means of assessing the performance of the Company’s ongoing operating activities, as it reflects the Company’s earnings trends without showing the impact of certain charges. The Company is also presenting EBITDA and EBITDA as a percentage of revenues because it is used by management as supplemental measures of profitability. The use of EBITDA by the Company has certain material limitations because it excludes the recurring expenditures of interest, income tax, and depreciation expenses. Interest expense is a necessary component of the Company’s expenses because the Company borrows money to finance its working capital and capital expenditures. Income tax expense is a necessary component of the Company’s expenses because the Company is required to pay cash income taxes. Depreciation expense is a necessary component of the Company’s expenses because the Company uses property and equipment to generate revenues. Management compensates for these limitations to the use of EBITDA by using EBITDA as only a supplementary measure of profitability. EBITDA is not used by management as an alternative to net earnings, as an indicator of the Company’s operating performance, as an alternative to any other measure of performance in conformity with generally accepted accounting principles or as an alternative to cash flow from operating activities as a measure of liquidity. A reconciliation of EBITDA to Net earnings is provided within the Company’s Management Discussion and Analysis. Not all companies calculate EBITDA in the same manner and EBITDA does not have a standardized meaning prescribed by GAAP. Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities.

(2)

Net working capital is defined as current assets less cash and cash equivalents, accounts payable and accrued liabilities, current taxes payable and other current liabilities. Net working capital and long term debt / bank operating loan amounts are as at quarter end.

Additional Information

Additional information relating to CE Franklin, including its first quarter 2011 Management Discussion and Analysis and interim consolidated financial statements and its Form 20-F / Annual Information Form, is available under the Company’s profile on the SEDAR website at www.sedar.com and at www.cefranklin.com.

Conference Call and Webcast Information

A conference call to review the 2011 second quarter results, which is open to the public, will be held on Friday, July 29, 2011 at 11:00 a.m. Eastern Time (9:00a.m. Mountain Time).

Participants may join the call by dialing 1-647-427-7450 in Toronto or dialing 1-888-231-8191 at the scheduled time of 11:00 a.m. Eastern Time.  For those unable to listen to the live conference call, a replay will be available at approximately 2:00 p.m. Eastern Time on the same day by calling 1-416-849-0833 in Toronto or dialing 1-800-642-1687 and entering the Passcode of 75008644 and may be accessed until midnight August 12, 2011.

The call will also be webcast live at: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3570600 and will be available on the Company’s website at http://www.cefranklin.com.

Michael West, President and Chief Executive Officer will lead the discussion and will be accompanied by Derrren Newell, Vice President and Chief Financial Officer. The discussion will be followed by a question and answer period.

About CE Franklin

For more than half a century, CE Franklin has been a leading supplier of products and services to the energy industry. CE Franklin distributes pipe, valves, flanges, fittings, production equipment, tubular products and other general oilfield supplies to oil and gas producers in Canada as well as to the oil sands, refining, heavy oil, petrochemical, forestry and mining industries.  These products are distributed through its 45 branches, which are situated in towns and cities serving particular oil and gas fields of the western Canadian sedimentary basin.

Forward-looking Statements:  The information in this news release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and other applicable securities legislation.  All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements.  These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events.  When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements and refer to the Form 20-F or our annual information form for further detail.

For Further Information Contact:

Investor Relations
800-345-2858
403-531-5604
investor@cefranklin.com